Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

July 26, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 26, 2021 The Nasdaq Stock Market (the "Exchange") received from Brookfield Property Preferred L.P. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

6.25% Class A Cumulative Redeemable Preferred Units,
Series 1 (and the subordinate guarantees related thereto)

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi